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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                       VACATION OWNERSHIP MARKETING, INC.
                           --------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
                           --------------------------
                         (Title of Class of Securities)

                                    918546201
                           --------------------------
                                 (CUSIP Number)

                               Christopher Astrom
                       Vacation Ownership Marketing, Inc.
                              2921 N.W. 6th Avenue
                              Miami, Florida 33127
                                 (305) 573-8883
                           --------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 4, 2001
                           --------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 918546201                   13D
          ------------

1.       NAME OF REPORTING PERSON.
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entity only)

                  Christopher Astrom
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [X]
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3.       SEC USE ONLY

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4.       SOURCE OF FUNDS (See Instructions)

                  WC
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5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]

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6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Florida USA
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  NUMBER OF                7.       SOLE VOTING POWER          277,492
    SHARES
 BENEFICIALLY              -----------------------------------------------------
  OWNED BY                 8.       SHARED VOTING POWER        0
EACH REPORTING
 PERSON WITH               -----------------------------------------------------
                           9.       SOLE DISPOSITIVE POWER     277,492

                           -----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER   0

                           -----------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  277,492
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12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions)                                           [ ]

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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  36.99%
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14       TYPE OF REPORTING PERSON (See Instructions)

                  IN
         -----------------------------------------------------------------------


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ITEM 1. SECURITY AND ISSUER.

         This Statement relates to the purchase of 277,492 shares of Common Stock, Par Value $0.001 per share (the "Shares") of Vacation Ownership Marketing, Inc., a Delaware corporation ("VAOW" or the "Company"). The address of the Company's principal executive offices is 2921 N.W. 6th Avenue, Miami, Florida 33127.

ITEM 2. IDENTITY AND BACKGROUND.

                  (a) This Schedule 13D is being filed by Christopher Astrom ("Astrom").

                  (b) Astrom's business address is 2921 N.W. 6th Avenue, Miami, Florida 33127.

                  (c) Astrom's present principal occupation is Secretary and Director of VAOW, which is a real estate developer and contractor, whose principal business address is 2921 N.W. 6th Avenue, Miami, Florida 3312.

                  (d) During the last five years, Astrom has not been convicted in a criminal proceeding.

                  (e) During the last five years, Astrom has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Astrom is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As explained in the Form 8-K filed by the Company on September 27, 2001, on August 27, 2001, VAOW Acquisition Corp., a Delaware corporation ("Acquisition Corp.") purchased 492,480 shares of the Company's Common Stock from Peter Porath, Peter Porath and Ann Porath, Prime Rate Income & Dividend, Inc, and Michael Schumacher (the "Sellers") for $350,000.00 pursuant to the terms and conditions of an agreement dated August 27, 2001 (the "VAOW Stock Purchase Agreement"). In contemplation of the financing of the foregoing acquisition, on August 27, 2001, Acquisition Corp. obtained a loan from certain Accredited Investors (Equity Planners, LLC., Sea Lion, LLC., and Myrtle Holdings, LLC.) evidenced by its 8% Series A $1,000,000.00 Senior Subordinated Convertible Redeemable Debentures (the "Acquisition Corp. Debentures"), together with underlying shares of Acquisition Corp.'s Common Stock, Par Value $0.01, into which the Acquisition Corp. Debentures may be convertible from time to time. At this time, 600 shares of Acquisition Corp.'s Common Stock were held by Astrom. Thereafter, on August 28, 2001, Acquisition Corp. declared a stock dividend of the shares of the Company's Common Stock owned by it to Christopher Astrom, who received a Certificate for 277,492 Shares of the Company's Common Stock on September 4, 2001.

ITEM 4.  PURPOSE OF TRANSACTION.

         The purpose of this transaction was for Astrom to become a majority shareholder in the Company. Prior to the acquisition of the Shares of the Company, and pursuant to the Company's By-Laws, the incumbent Board of Directors of the Company (Peter Porath, George Powell, and Michael Schumacher) appointed Astrom and his father, Richard Astrom, Directors of the Company.

         Thereafter, Mesrrs. Porath, Powell, and Schumacher resigned, leaving the Messrs. Astrom as the Company's sole Directors. Subsequently, Acquisition Corp. was merged into the Company.


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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) Astrom is the beneficial owner of the Shares. The Shares (numbering 277,492 Shares) represent 94.3% of the Company's issued and outstanding Common Stock.

         (b) Astrom has sole voting and dispositive power over the Shares.

         (c) Astrom has not effected any transactions in the Common Stock of VAOW during the past 60 days, with the exception of the acquisition of the Shares disclosed in this Schedule 13D filed by Astrom.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.


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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated October 4, 2001


                                                      /s/   Christopher Astrom
                                                      --------------------------
                                                      Christopher Astrom